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SUITE 600 SOUTH
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TELEPHONE: (1-202) 626-3600
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[redacted]

November 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, Unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2003 submitted to the Stock Exchange of Thailand on October 29, 2003; and Press Release disclosed to the Public on October 30, 2003.

Please contact Daniel J. Duncan of this office at (202) 626-3630 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case

Enclosure

dlw 11/12



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

HEAD OFFICE: 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8

PLANT OFFICE 9 M. 7 T.Maerampueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

October 29, 2003

Our Ref: 01/030-083/2546

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2003.

The company recorded a net gain of 861.5 million Baht during the third quarter of 2003. The result of operations can be summarized as follows:

1) The company realized 7,239.3 million Baht revenues from sales of hot rolled coil (481,963 metric tonne at an averaged selling price of 15,020 Baht/MT) and 77.8 million Baht sales of steel scrap. The company and subsidiaries recorded revenues from sales and services of 7,370.5 million Baht and a gross profit from sales and services of 1,030.9 million Baht.

   The company and subsidiaries recorded 159.8 million Baht in other income (which included 143.0 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 135.2 million Baht.

3) A subsidiary recorded a reversal of allowance for doubtful accounts in the amount 11.0 million Baht.

4) The company registered 1,066.5 million Baht profit before interest expenses and corporate income tax expenses.

5) Interest expenses on short–term and long–term loan totaled 171.0 million Baht (consisting of 166.3 and 4.7 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax expenses in the amount of 4.5 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax expenses before minority interest in the amount of 891.1 million Baht.

8) From the above results, the company registered a net gain during the third quarter in the amount of 861.5 million Baht .

For your consideration.

Yours faithfully,




SSI

Mr. Sittichai Thiensathaporn
Authorized Director

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ "Unaudited" As at September 30, 2003	As at December 31, 2002	"Unreviewed/ "Unaudited" As at September 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	844,000	1,728,000	844,000	1,728,000
Trade finance loans	1,079,108	3,155,862	1,079,108	3,155,862
Accounts and notes payable	801,060	1,194,138	798,496	1,198,516
Current portion of long-term loans (Note 9)	238,402	220,760	-	-
Current portion of long-term liabilities	7,193	7,683	2,580	2,455
Other current liabilities				
Accrued expenses	165,795	220,826	173,866	228,589
Others	114,196	28,993	103,304	18,261
Total Current Liabilities	3,249,754	6,556,262	3,001,354	6,331,683
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	7,551,468	12,372,365	7,034,375	11,696,426
Bond (Note 10)	4,000,000	-	4,000,000	-
Convertible debentures (Note 11)	2,556,949	2,582,151	2,556,949	2,582,151
Other non-current liabilities				
Obligations under hire-purchase agreements	4,787	5,230	3,168	2,748
Payable for purchase of land	-	2,000	-	-
Total Non-Current Liabilities	14,113,204	14,961,746	13,594,492	14,281,325
TOTAL LIABILITIES	17,362,958	21,518,008	16,595,846	20,613,008

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ "Unaudited"		"Unreviewed/ "Unaudited"	
	As at September 30, 2003	As at December 31, 2002	As at September 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 6.2)	6,026,439	6,268,939	6,026,439	6,268,939
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(3,348,664)	(5,848,037)	(3,348,664)	(5,848,037)
Total Company Shareholders' Equity	11,207,775	8,950,902	11,207,775	8,950,902
MINORITY INTEREST	494,683	397,173	-	-
Total Shareholders' Equity	11,702,458	9,348,075	11,207,775	8,950,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,065,416	30,866,083	27,803,621	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from the sales of goods	7,318,373	6,521,373	7,317,067	6,521,373
Revenues from the rendering of services	52,130	81,782	-	-
Other income				
Gain on exchange	142,956	-	143,655	-
Others	16,820	13,681	7,210	13,875
Share of profit from investment using the equity method	-	-	31,652	61,890
Total Revenues	7,530,279	6,616,836	7,499,584	6,597,138
EXPENSES				
Cost of the sales of goods	6,259,876	4,574,148	6,352,705	4,702,629
Cost of the rendering of services	79,738	88,113	-	-
Selling and administrative expenses	134,091	102,162	118,234	91,022
Doubtful accounts (Reversal)	(11,021)	(16,505)	-	-
Other expenses	74	112,839	6	111,690
Directors' remuneration	1,000	925	840	765
Total Expenses	6,463,758	4,861,682	6,471,785	4,906,106

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		1,066,521	1,755,154	1,027,799	1,691,032
INTEREST EXPENSES		170,954	233,712	166,321	225,710
INCOME TAX EXPENSES		4,466	2,763	-	-
CONSOLIDATED NET INCOME		891,101	1,518,679	861,478	1,465,322
NET INCOME OF MINORITY INTEREST		(29,623)	(53,357)	-	-
NET INCOME		861,478	1,465,322	861,478	1,465,322
EARNINGS PER SHARE					
Basic earnings per share	BAHT	1.01	1.72	1.01	1.72
Diluted earnings per share (Note 10)	BAHT	0.72	1.15	0.72	1.15
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from the sales of goods	22,300,785	17,177,474	22,298,155	17,177,474
Revenues from the rendering of services	179,696	187,539	-	-
Other income				
Gain on exchange	206,903	-	207,908	-
Others	57,948	41,186	44,568	42,727
Share of profit from investment				
using the equity method	-	-	109,047	127,979
Total Revenues	22,745,332	17,406,199	22,659,678	17,348,180
EXPENSES				
Cost of the sales of goods	18,797,643	13,170,953	19,087,136	13,494,711
Cost of the rendering of services	221,122	226,418	-	-
Selling and administrative expenses	533,871	639,116	485,234	610,079
Doubtful accounts (Reversal)	(26,957)	(16,505)	-	-
Other expenses	8,107	111,513	7,865	109,761
Directors' remuneration	8,885	2,860	8,405	2,420
Total Expenses	19,542,671	14,134,355	19,588,640	14,216,971

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		3,202,661	3,271,844	3,071,038	3,131,209
INTEREST EXPENSES		589,291	690,660	571,665	665,566
INCOME TAX EXPENSES		13,482	7,730	-	-
CONSOLIDATED NET INCOME		2,599,888	2,573,454	2,499,373	2,465,643
NET INCOME OF MINORITY INTEREST		(100,515)	(107,811)	-	-
NET INCOME		2,499,373	2,465,643	2,499,373	2,465,643
EARNINGS PER SHARE					
Basic earnings per share	BAHT	2.93	2.89	2.93	2.89
Diluted earnings per share					
(Note 10)	BAHT	2.17	1.96	2.17	1.96
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital Issued and Paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-207,505	-	-	-	-207,505
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance, September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	358,777	6,858,804
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	-3,600,000	-5,848,037	397,173	9,348,075
Amortization	-	-	-242,500	-	-	-	-242,500
Net income	-	-	-	-	2,499,373	-	2,499,373
Minority interest increase	-	-	-	-	-	97,510	97,510
Ending balance, September 30, 2003	8,530,000	3,600,000	6,026,439	-3,600,000	-3,348,664	494,683	11,702,458

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital Issued and Paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-207,505	-	-	-207,505
Net income	-	-	-	-	2,465,643	2,465,643
Ending balance, September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	6,500,027
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	-3,600,000	-5,848,037	8,950,902
Amortization	-	-	-242,500	-	-	-242,500
Net income	-	-	-	-	2,499,373	2,499,373
Ending balance, September 30, 2003	8,530,000	3,600,000	6,026,439	-3,600,000	-3,348,664	11,207,775

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	2,499,373	2,465,643	2,499,373	2,465,643
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (reversal)	-26,957	-16,563	-	-
Depreciation	457,889	437,907	398,429	390,716
Provision for diminution in value				
of inventories (reversal)	-4,916	231,260	-4,916	231,260
Additional interest on debt restructuring	157,539	284,101	161,516	285,774
Realized (gain) loss on exchange	-164,885	6,796	-164,885	6,796
Unrealized (gain) loss on exchange	-15,115	35,010	-15,115	35,010
Gain on sales of temporary investment	-15,036	-	-	-
Gain on sales of property, plant and equipment	-383	-2,167	-383	-2,167
Loss on disposal of property, plant and equipment	39,169	118,095	38,927	117,119
Share of profit from investment using				
the equity method	-	-	-109,047	-127,979
Minority interest	100,515	107,811	-	-
Net income from operations before				
changes in operating assets and liabilities	3,027,193	3,667,893	2,803,899	3,402,172
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-357,142	-157,996	-356,500	-152,759
Accounts and notes receivable - others	-263,748	-214,989	-263,721	-213,381
Inventories	2,346,979	-3,483,437	2,368,354	-3,496,508
Short-term loans and advances to related parties	58	37	135	41
Advances to director	2,742	-	-	-
Advance payments	-188,372	-6,619	-188,386	-6,672
Valued-added-tax refundable claims	76,743	-39,282	79,079	-39,136
Other receivables	23,705	13,729	1,021	276
Prepaid expenses	-12,438	-85,625	-11,801	-84,483
Other current assets - others	8,577	-14,509	-2,894	-8,282
Other non-current assets	-76,981	-297	-7,057	121

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	-388,724	109,396	-395,667	109,377
Accrued expenses	-55,031	31,951	-54,723	35,956
Other current liabilities - others	85,557	-833	85,503	-402
Net cash provided by operating activities	4,229,118	-180,581	4,057,242	-453,680
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for other investment	-150,000	-130,000	-	-
Cash paid for purchases of property, plant and equipment	-572,152	-296,442	-442,974	-131,860
Proceeds from sales of property, plant and equipment	1,197	3,429	1,197	3,429
Proceeds from sales of temporary investment	367,531	-	-	-
Short-term loans and advances to related parties	-3,000	3,280	-3,000	-
Net cash used in investing activities	-356,424	-419,733	-444,777	-128,431
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan decrease	-884,000	-72,000	-884,000	-72,000
Trade finance loans decrease	-1,901,784	715,800	-1,901,784	715,800
Cash repayment of long-term loans	-4,985,996	-63,188	-4,848,769	-
Band increase	4,000,000	-	4,000,000	-
Cash repayment of long-term liabilities under hire-purchase agreements	-4,592	-4,052	-2,673	-2,195
Cash repayment of liability for purchase of land	-2,000	-2,250	-	-
Net cash used in financing activities	-3,778,372	574,310	-3,637,226	641,605
Net increase (decrease) in cash and cash equivalents	94,322	-26,004	-24,761	59,494
Cash and cash equivalents as at January 1	111,109	193,826	44,540	4,067
Cash and cash equivalents as at September 30	205,431	167,822	19,779	63,561
Supplemental cash flow information:				
Cash paid for interest	476,520	422,040	454,586	394,954
Non-cash transaction:				
Vehicles acquired under hire-purchase agreements	3,659	3,393	3,219	1,890

See notes to the interim financial statements

NEWS RELEASE


SSI

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

03 010-081/2546

October 30, 2003

SSI reports its performance for the third quarter.

SSI's operating result for the third quarter still continues to improve as a result of economic expansion urging the growth in domestic consumption of hot-rolled steel, especially in construction and automobile and auto part industries.

Mr. Win Viriyaprapaikit, Executive Vice President of Sahaviriya Steel Industries Public Company Limited or SSI, disclosed SSI's unreviewed financial statements for the third quarter that the Company sold 481,963 tonnes of hot-rolled coils with sales turnover of Baht 7,239 million, slightly increasing when compared with the prior period. The Company realized a gross profit of Baht 964 million and the net profit of Baht 861 million.

SSI's continuing performance improvement was mainly attributable to higher sales volume, thanks to strong regional demand for hot-rolled flat steel, particularly in construction and automobile and auto part industries, in response to economic expansion.

"For the first nine months of 2003, the Company's sales volume of hot-rolled coils was 1,513,051 tonnes in the amount of Baht 21,984 million, up from Baht 16,361 million compared with the same period of 2002. The Company's gross profit was Baht 3,211 million and net profit was Baht 2,499 million, an increase of 1% compared with the corresponding period.", Mr. Win said.

Sahaviriya Steel Industries PLC or SSI is committed to developing its product and service together with the responsibilities for community and environment. SSI is the first company in Thailand to receive the Prime Minister's Best Industry Award 2003. In addition, SSI was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI...The Prime Minister's Best Industry Award 2003

Public Relations: Vanuree Thonglongya Tel 02-236-5892 Ext. 1320 Fax 02-236-8892 E-mail: pr@ssi-steel.com